UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Care.com, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

141633107

(CUSIP number)

CapitalG LP

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

with a copy to:

Christopher A. Rose

Morgan, Lewis & Bockius LLP

2049 Century Park East, Suite 700

Los Angeles, CA 90067-3109

(Name, address and telephone number of person authorized to receive notices and communications)

December 20, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141633107

(1)	Names of reporting persons CapitalG LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,325,981 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,325,981 *
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 5,325,981 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% **
(14)	Type of reporting person (see instructions) PN

*

The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by CapitalG LP, convertible into Common Stock of the Company, subject to certain conditions and adjustments.

**

The calculation of the foregoing percentage is based on 33,128,379 shares of Common Stock outstanding as of November 1, 2019, as indicated in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 6, 2019, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

CUSIP No. 141633107

(1)	Names of reporting persons CapitalG GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,325,981 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,325,981 *
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 5,325,981 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% **
(14)	Type of reporting person (see instructions) OO

*

The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by CapitalG LP, convertible into Common Stock of the Company, subject to certain conditions and adjustments.

**

The calculation of the foregoing percentage is based on 33,128,379 shares of Common Stock outstanding as of November 1, 2019, as indicated in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 6, 2019, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

CUSIP No. 141633107

(1)	Names of reporting persons Alphabet Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,325,981 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,325,981 *
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 5,325,981 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%**
(14)	Type of reporting person (see instructions) CO

*

The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by CapitalG LP, convertible into Common Stock of the Company, subject to certain conditions and adjustments.

**

The calculation of the foregoing percentage is based on 33,128,379 shares of Common Stock outstanding as of November 1, 2019, as indicated in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 6, 2019, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

CUSIP No. 141633107

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed on July 11, 2016 (the “Initial Statement”), as amended by Amendments No. 1, No. 2, No. 3 and No. 4 to the Initial Statement filed on February 1, 2017, October 2, 2017, November 3, 2017, and March 1, 2019, respectively, by the Reporting Persons (as defined below) relating to common stock, par value $0.001 per share (the “Common Stock”), of Care.com, Inc., a Delaware corporation (the “Company”). This Amendment is being filed as a result of the Reporting Persons’ entry into a support agreement as further described below. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning ascribed to such terms in the Initial Statement. Except as set forth herein, this Amendment does not modify any information previously reported by the Reporting Persons in the Initial Statement.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	CapitalG LP, a Delaware limited partnership (the “Fund”);

•	CapitalG GP LLC, a Delaware limited liability company (the “General Partner”)[1]; and

•	Alphabet Inc., a Delaware corporation.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 20, 2019, IAC/InterActiveCorp (“IAC”), Buzz Merger Sub Inc. (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which IAC and Merger Sub will make a tender offer for all of the outstanding shares of Common Stock and the Company’s Convertible Preferred Stock, Series A (the “Series A Preferred Stock” and such tender offer, the “Offer”) immediately after which, upon satisfaction of certain conditions of the Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of IAC (the “Merger,” and collectively with the Offer, the “Transaction”).

In connection with the Merger Agreement, the Fund entered into a Support Agreement with IAC. The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)

Based on information in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 6, 2019, there were 33,128,379 shares of Common Stock issued and outstanding as of November 1, 2019. The Fund holds 46,350 shares of Series A Preferred Stock, convertible at any time at the Fund’s option into 5,325,981 shares of Common Stock, or 13.9% of the Common Stock deemed issued and outstanding as of November 1, 2019, based on the initial conversion price of $10.50 per share, subject to certain adjustments.

[1]

The General Partner is beneficially owned by Alphabet Holdings LLC, a Delaware limited liability company, which is in turn wholly owned by XXVI Holdings Inc., a Delaware corporation. Alphabet Holdings LLC and XXVI Holdings Inc. may each be deemed to have the power to vote and dispose of shares of Convertible Preferred Stock directly owned by the Fund, and each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(b)

Each of the General Partner, Alphabet Holdings LLC (as the managing member of the General Partner), XXVI Holdings Inc. (as the managing member of Alphabet Holdings LLC), and Alphabet Inc. (as the controlling stockholder of XXVI Holdings Inc.) may be deemed to be the beneficial owner of the securities owned directly by the Fund, and each disclaims beneficial ownership of such securities, except to the extent of any pecuniary interest therein.

(c)

On December 29, 2019, the Reporting Persons received dividends in connection with their shares of Series A Preferred Stock, in the form of an increased liquidation preference for each share of Series A Preferred Stock, such that the number of shares of Series A Preferred Stock that may be deemed to be beneficially held by the Reporting Persons remained the same, but are now convertible into 5,325,981 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 6 is hereby amended and restated to read as follows:

On December 20, 2019, in connection with the Merger Agreement, the Fund entered into a Support Agreement with IAC (the “Support Agreement”). The Support Agreement generally requires that the Fund validly tender all of its shares after commencement of the Offer and vote against any action, agreement or transaction involving the Company that can impede, interfere with or prevent the consummation of the Transaction.

The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Fund to IAC and Merger Sub following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) the Company’s Board of Directors or any authorized committee thereof effecting a Change of Board Recommendation in accordance with the terms and conditions of the Merger Agreement and (d) the consummation of the Merger.

The foregoing description of the Support Agreement in this Item 6 is not intended to be complete and is qualified in its entirety by the full text of the Support Agreement, a form of which is filed as an exhibit hereto and is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019

CAPITALG LP

By:	CapitalG GP LLC its General Partner

By:	/s/ Jeremiah Gordon
Name:	Jeremiah Gordon
Title:	General Counsel and Secretary

CAPITALG GP LLC

By:	/s/ Jeremiah Gordon
Name:	Jeremiah Gordon
Title:	General Counsel and Secretary

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

Exhibit Index

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement, dated as of July 11, 2016, by and among the Reporting Persons (incorporated herein by reference to the Joint Filing Agreement set forth as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on July 11, 2016). *

99.2	Form of Support Agreement, dated as of December 20, 2019, entered into with the parties named on Schedule A thereto (incorporated herein by reference to the Form of Support Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on December 23, 2019).

*	Previously Filed